Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 9, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merida Merger Corp. I

Amendment No. 3 to Registration Statement on Form S-4

Filed November 26, 2021

File No.: 333-259381

Ladies and Gentlemen:

On behalf of Merida Merger Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated December 2, 2021, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), filed herewith.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 3 to Registration Statement on Form S-4 filed November 26, 2021

Risk Factors

We identified an additional material weakness…page 83

1.	We note that you removed disclosure related to the material misstatement identified related to the warrant liability restatement, including the fact that management concluded your internal controls over financial reporting were not effective as of December 31, 2020 and June 30, 2021. Please revise to include this language, specifically addressing the fact that you identified two accounting errors that led to two restatements of your prior period financial statements and disclose management's conclusion regarding the effectiveness of internal control over financial reporting at both December 31, 2020 and September 30, 2021.

We have revised the disclosure on page 83 of the Registration Statement as requested.

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Securities and Exchange Commission

December 9, 2021

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Peter Lee

Kyle C. Krpata, Esq.

James R. Griffin, Esq.